Page 1 of 7 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1 )*

                          CROSS TIMBERS OIL COMPANY
             -----------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  227573102
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No.  227573102                       Page 2 of 7 Pages

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,172,450
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                     0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,172,450
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,172,450
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 3 of 7 Pages

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Cross Timbers Oil Company
          (b)  Address of Issuer's Principal Executive Offices:
               810 Houston Street
               Suite 2000
               Ft. Worth, TX 76102
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Employment:
               President: Baron Capital Management, Inc., BAMCO, Inc., Baron Capital, Inc.
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (d)  Record of Convictions:
               No material change.
          (e)  Record of Civil Proceedings:
               No material change.
          (f)  Citizenship:
               No material change.

Item 3.    Source and Amount of Funds or Other Consideration

           Reporting Person owns no shares of the issuer directly.
          2,650,000 shares were purchased for an aggregate purchase
           price of $36,903,171 for the account Baron Asset Fund, an
           investment company registered under the Investment Company Act of 1940, which is advised by BAMCO, Inc. ("BAMCO"), a registered investment adviser which is controlled by Ronald Baron. An additional 522,450 shares were purchased for an aggregate purchase price of $8,522,358 for the accounts of investment advisory clients of Baron Capital Management, Inc. ("BCM") a registered investment adviser controlled by Ronald Baron. All of those shares were paid for by cash in the accounts of the investment companies and advisory clients.

  Item 4.  Purpose of Transaction

           No material change.

                                                          Page 4 of 7 Pages

  Item 5.  Interest in Securities of the Issuer

           (a) Amount and percentage beneficially owned:
               Reporting Person: (i)3,172,450 shares in his capacity as a controlling person of BAMCO and BCM. Reporting Person disclaims that he is the beneficial owner of these shares. (ii) no shares personally.
           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                               0
               (ii)  shared power to vote or direct the vote:
                       3,172,450
               (iii) sole power to dispose or to direct the disposition:
                               0
               (iv)  shared power to dispose or direct the disposition:
                       3,172,450
               Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment advisers for whose advisory clients he is reporting.
           (c) A schedule of transactions effected in the last sixty days is attached hereto.
           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities, except that Baron Asset Fund owns 2,620,000 (9.5%) of the shares reported herein.
           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           No material change.


Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.



 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 20, 1997


                                /s/ Ronald Baron
                                _______________________________________
                                Ronald Baron